

September 22, 2009

Mr. Eddie M. LeBlanc, III, Chief Financial Officer
Quest Resource Corporation
210 Park Avenue, Suite 2750
Oklahoma City, Oklahoma 73102

> **Re:** **Quest Resource Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed June 3, 2009**
> **Form 10-Q for Fiscal Quarters Ended March 31 and June 30, 2009**
> **Filed August 17, 2009 and August 18, 2009**
> **Response Letter Dated March 24, 2009**
> **File No. 0-17371**

Dear Mr. LeBlanc:

We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1. We direct your attention to Item 601(b)(10) of Regulation S-K. Please confirm that all material contracts have been filed. We note, in particular, that it does not appear that the agreements with your customers from whom you derive 10 percent or more of your net oil and natural gas revenues referenced on pages 28, have been filed. If you do not believe that such contracts fall within the purview of Item 601(b)(10), please explain why.

2. Your response dated March 24, 2009 to our prior comment 1 of our letter dated March 10, 2009 provided draft disclosure to be included in the Form 10-K for the year ended December 31, 2008 regarding the terms of the registration rights

Mr. Eddie M. LeBlanc, III
Quest Resource Corporation
September 22, 2009
Page 2

agreement with investors of Quest Midstream Partners, L.P. We are unable to locate this disclosure in the Form 10-K filed on June 3, 2009. Please provide the relevant disclosure in your future filings, as appropriate.

Form 10-K for the Fiscal Year Ended December 31, 2008; Form 10-Q for the Fiscal Quarter Ended June 30, 2009; Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures, page 115

3.   We note the remediation plan regarding the material weaknesses in your internal control over financial reporting. Please supplement your disclosure to include specific steps that the company has taken, if any, to remediate the material weaknesses in your disclosure controls and procedures outside of the remediation plan implemented for your internal control over financial reporting.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Gary Newberry at (202) 551- 3761, Shannon Buskirk at (202) 551-3717, or Chris White, Branch Chief, at (202) 551- 3461 if you have questions regarding comments on the financial statements and related matters. Please contact Doug Brown at (202) 551-3265 or Mike Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director